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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SMART MOVE, INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
831920103
(CUSIP Number)
Thomas P. Grainger
PO Box 7
Saratoga, WY 82331
(307) 328-8080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	831920103

1	NAMES OF REPORTING PERSONS Thomas P. Grainger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Wyoming, USA

	7	SOLE VOTING POWER

NUMBER OF		5,067,672 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,525,519 common stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,525,519 common stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2%(1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Reflects the Reporting Person’s agreement and covenant with the Issuer set forth in a warrant agreement in connection with the transaction not to acquire actual ownership of voting securities in excess of 35% of the Issuer’s outstanding voting securities. The subject agreement was entered into pursuant to requirements and conditions of the American Stock Exchange for approval of listing of the securities confirmed to the Issuer on September 18, 2008.
(2) Based on the 17,460,111 outstanding shares of Common Stock of the Issuer outstanding as of September 18, 2008, as reflected in a Preliminary 14A filed by the Issuer.

Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock of Smart Move, Inc. (the “Issuer”), 5990 Greenwood Plaza Blvd Suite 390, Greenwood Village, CO 80111.
(a)-(c) This Statement on Schedule 13D is being filed by Thomas P. Grainger (the “Reporting Person”) who is not a director or an officer of the Issuer. The Reporting Person’s business address is
Thomas P. Grainger
PO Box 7
Saratoga, WY 82331
(307) 328-8080
(d)-(e) During the last five years, The Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person acquired all securities of the Issuer with his personal funds. The transaction requiring this report involved a cash purchase of 2,343,750 restricted shares of the Issuer’s common stock ($.0001 par value) at $0.32 per share, for a total price of $750,000, and the Reporting Person’s election to convert $740,000 of indebtedness of the Issuer to 2,312,500 shares of restricted stock at a conversion price of $0.32 per share and the Reporting Person’s concurrent receipt of a five year common stock purchase warrant covering 3,515,625 shares.
Item 4. Purpose of Transaction
The Reporting Person acquired the voting securities and other securities described in Item 3 which are convertible to acquire voting securities of the Issuer solely for investment purposes and to provide equity and debt funding to support the Issuer’s objectives to continue implementing its business plan and increase shareholder value. Depending on general market and economic conditions affecting the Issuer and other relevant factors, and subject to specific limitations on the Reporting Person’s acquirable ownership of voting securities imposed by the American Stock Exchange as a condition of its listing approval confirmed to the Issuer on September 18, 2008, the Reporting Person may purchase additional securities of the Issuer in the future. The Reporting Person may dispose of his securities of the Issuer from time to time in open market transactions (subject to Rule 144), in exempt private transactions or otherwise, as permitted by law, and must do so under the terms of and agreement with the Issuer as a condition of exercising outstanding convertible notes and warrants as to the full number of shares potentially acquirable.

The Reporting Person agreed with the Issuer in connection with the transaction that the maximum number of shares that may be acquired by him and held following exercise of any convertible note or warrant may not exceed a number that when added to the total number of shares of Common Stock which the Reporting Person or any of his “affiliates” (as defined in Rule 144 of the Securities Act) then own would exceed thirty five percent (35%) of the total issued and outstanding shares of the Issuer or be acquired for the purpose of causing or enabling any actual “change of control.” The term “change of control” as defined in the Reporting Person’s warrant agreement entered into with the Issuer and made applicable to all other existing convertible notes and warrants held by the Reporting Person, includes but is not limited to: i) any consolidation, merger or other business combination of the Issuer with any entity in which the voting stockholders of the Issuer prior to the event cease to own 50% or more of the voting stock after the event (including any “going private” transaction under Rule 13e-3 promulgated pursuant to the Exchange Act), (ii) any tender offer by the Issuer under Rule 13e-4 promulgated pursuant to the Exchange Act for 20% or more of the Issuer ‘s Common Stock, (iii), there is a replacement of more than one-half of the members of the Issuer’s Board of Directors which is not approved by those individuals who are members of the Issuer’s Board of Directors prior to the transaction; or(iv) cause or enable a sale or transfer of all or substantially all of the assets of the Issuer to occur.
The Reporting Person does not have any plans or proposals which relate to or result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material changes in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
(a) Based upon information available to the Reporting Person, the Issuer had approximately 17,460,111 shares of Common Stock outstanding as of September 18, 2008. Therefore, the securities owned by the Reporting Person constitute a beneficial ownership of approximately 52.2 % of the Issuer’s Common Stock, $.0001 par value, of which 5,067,672 is attributable to the Reporting Person’s ownership of Common Stock of the Issuer and beneficial ownership of 8,457,847 represents the aggregate shares acquirable upon conversion of notes and exercise of warrants that are subject to the aggregate 35% ownership limitation described in Item 4 above.
(b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by him, except that he may not acquire shares of voting securities to the extent doing so would result in total ownership of voting securities above 35% of voting securities outstanding.
(c) The Reporting Person acquired the Common Stock beneficially owned by the Reporting Person as a result of prior purchases and transactions previously disclosed in a Schedule 13G, as amended, filed by the Reporting Person and in Form 4 reports filed under Section 16 and in the transaction discussed in Item 3 above.
(d) No other person has the right to receive or the power to direct the receipt of any dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7. Material to Be Filed as Exhibits
Warrant Agreement dated July 28, 2008, covering 3,515,625 shares approved for listing by the American Stock Exchange on September 18, 2008.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2008

BY:	/s/ Thomas P. Grainger

Thomas P. Grainger

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.
July 28, 2008
***SMART MOVE, INC.***
WARRANT TO PURCHASE SHARES OF COMMON STOCK
Warrant to Purchase 3,515,625 Shares
(subject to adjustment as set forth herein)
Exercise Price $0.40 Per Share
(subject to adjustment as set forth herein)
VOID AFTER 5:00 P.M., MOUNTAIN TIME, ON
July 28, 2013
THIS CERTIFIES that, for value received, THOMAS P. GRAINGER, and his successors and assigns (the “HOLDER”) is entitled, upon the terms hereof, and subject to the exercise conditions and limitations set forth in Section 17, at any time and from time to time on and after the date hereof (the “COMMENCEMENT DATE”), and on and prior to 5:00 p.m. Mountain Time on the fifth anniversary of the date of issuance hereof (the “EXPIRATION DATE”), but not thereafter, to subscribe for and purchase from SMART MOVE, INC., a Delaware corporation (the “COMPANY”), 3,515,625 shares (the “WARRANT SHARES”) of common stock, $0.0001 par value per share (“COMMON STOCK”), of the Company. The purchase price of one share of Common Stock under this Warrant shall be the Exercise Price, as defined below and as may be adjusted from time to time pursuant to the terms hereof. The Exercise Price and the number of shares for which this Warrant is exercisable shall be subject to adjustment as provided herein. This Warrant is being issued in connection with the Purchase Agreement dated on or about the date hereof (the “PURCHASE AGREEMENT”) entered into between the Company, the Holder and the other Purchasers named therein (if any).
1. DEFINITIONS. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Purchase Agreement. As used in this Warrant, the following terms shall have the following respective meanings:

“CHANGE IN CONTROL TRANSACTION” will be deemed to exist if (i) there occurs any consolidation, merger or other business combination of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the voting stockholders of the Company prior to such event cease to own 50% or more of the voting stock, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any “going private” transaction under Rule 13e-3 promulgated pursuant to the Exchange Act), (ii) any tender offer by the Company under Rule 13e-4 promulgated pursuant to the Exchange Act for 20% or more of the Company’s Common Stock, (iii) any person (as defined in Section 13(d) of the Exchange Act), together with its affiliates and associates (as such terms are defined in Rule 405 under the Act), beneficially owns or is deemed to beneficially own (as described in Rule 13d-3 under the Exchange Act without regard to the 60-day limit on the exercise period) in excess of 50% of the Company’s voting power, (iv) there is a replacement of more than one-half of the members of the Company’s Board of Directors which is not approved by those individuals who are members of the Company’s Board of Directors on the date thereof, or (v) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of the Company, determined on a consolidated basis.
“CONVERTIBLE SECURITIES” means any convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for, shares of Common Stock.
“EXCHANGE ACT” shall mean the Securities Exchange Act of 1934, as amended.
“EXERCISE DATE” shall have the meaning set forth in Section 4.2.1.
“EXERCISE PRICE” means $0.40 per share.
“PRINCIPAL MARKET” shall mean the American Stock Exchange or such other market or exchange on which the Common Stock is then principally traded.
“SECURITIES ACT” shall mean the Securities Act of 1933, as amended.
“TRADING DAY” shall mean a day on which there is trading on the Principal Market.
2. TITLE OF WARRANT. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose, in the name of the record holder hereof from time to time. The Company may deem and treat the registered holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the holder, and for all other purposes, and the Company shall not be affected by notice to the contrary except as provided herein.

Prior to the expiration hereof and subject to compliance with applicable securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, provided that the amount assigned shall be for the right to purchase at least 10,000 Warrant Shares, at the office or agency of the Company by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed. The term “HOLDER” shall refer to the Holder or any subsequent transferee of this Warrant. If this Warrant is duly assigned in accordance with the terms hereof, then the Company agrees, upon the request of the assignee, to amend or supplement promptly any effective registration statement covering the Warrant Shares so that the such assignee is added as a selling stockholder thereunder, subject to such assignee providing the information required for such amendment or supplement and provided that no unreasonable change may be required to the description of the intended methods of distribution as set forth in the Registration Statement by virtue of such transfer.
3. AUTHORIZATION OF SHARES. The Company covenants that all shares of Common Stock which may be issued upon the exercise of rights represented by this Warrant will, upon exercise of the rights represented by this Warrant and payment of the Exercise Price as set forth herein will be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue or otherwise specified herein).
4. EXERCISE OF WARRANT.
4.1 EXERCISE PROCEDURE. Subject to the terms of Section 1.1 and Section 17.1, 17.2 and 17.3 hereof, the purchase rights represented by this Warrant may be made at any time and from time to time, in whole or in part, on or after the Commencement Date but before 5:00 p.m. Mountain Time on the Expiration Date, by (i) delivering the Notice of Exercise annexed hereto duly completed and executed (which may be by facsimile) to the Company at the principal office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered holder hereof at the address of such holder appearing on the books of the Company), and upon payment of the full Exercise Price of the shares thereby purchased, whereupon the holder of this Warrant shall be entitled to receive a certificate for the number of shares of Common Stock so purchased. Subject to subsection (b) below, payment of the Exercise Price of the shares shall be by certified check or cashier’s check or by wire transfer (of same day funds) to an account designated by the Company in an amount equal to the Exercise Price multiplied by the number of shares being purchased. The Company and the Holder expressly agree that if on the date of any exercise election by Holder under this Warrant a registration statement pursuant to the 1933 Act covering the resale of the WARRANT SHARES that are the subject of the Exercise Notice by the Holder is not available for the resale of such WARRANT SHARES, the Holder may exercise its right to receive Common Stock on a net basis such that, without any payment of funds by the Holder, the Holder receives that number of shares of Common Stock equal to: (A) the WARRANT SHARES multiplied by: (B) the ratio of (i) the “Market Price” defined below less the EXERCISE PRICE; divided by (ii) the Market Price. “Market Price” means, the average of the daily closing prices for a share of the Company’s Common Stock in the PRINCIPAL MARKET for the ten (10) consecutive trading days before such date excluding any trades which are not bona fide arm’s length transactions.

4.2 ISSUANCE OF WARRANT SHARES AND UNEXERCISED WARRANTS. In the event that this Warrant is not exercised in full, the number of Warrant Shares shall be reduced by the number of such Warrant Shares for which this Warrant is exercised and/or surrendered, and the Company, at its expense, shall within five (5) Trading Days, issue and deliver to or upon the order of the Holder a new Warrant of like tenor in the name of the Holder or as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, reflecting such adjusted number of Warrant Shares.
4.2.1 All exercises of this Warrant are subject to the provisions of Section 17 hereof. Any exercise permitted hereunder will be deemed to occur as of the date of receipt by the Company of a validly executed Notice of Exercise (or such later date as may be indicated on such Notice of Exercise) (such date being referred to herein as the “EXERCISE DATE”) and payment as required hereunder, whereupon certificates for shares of Common Stock subject to such Notice of exercise and then purchasable hereunder shall be delivered to the Holder hereof within five (5) Trading Days after the Exercise Date; provided, that if prior to such date the Company has not received the Warrant or an affidavit of lost Warrant, then such delivery may be extended until one Trading Day after receipt of such Warrant or affidavit by the Company. The Holder may withdraw its Notice of Exercise under Section 4(a) or 4(b) at any time thereafter, in whole or in part, if the Company fails to timely deliver the applicable certificates to the Holder as provided in this Warrant.
4.2.2 In lieu of delivering physical certificates representing the Warrant Shares issuable upon conversion of this Warrant, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, upon request of the holder, the Company shall use its commercially reasonable best efforts to cause its transfer agent to electronically transmit the Warrant Shares issuable upon exercise to the holder, by crediting the account of the holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. The time periods for delivery described above shall apply to the electronic transmittals through the DWAC system. The Company agrees to coordinate with DTC to accomplish this objective.
5. NO FRACTIONAL SHARES OR SCRIP. No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant. Any fractional share or scrip shall be rounded up to the nearest whole number.
6. CHARGES, TAXES AND EXPENSES. Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company (other than income, franchise or similar taxes) and such certificates shall be issued in the name of the holder of this Warrant or in such name or names as may be directed by the holder of this Warrant; PROVIDED, HOWEVER, that in the event certificates for shares of Common Stock are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the holder hereof; and PROVIDED FURTHER, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance of any Warrant certificates or any certificates for the Warrant Shares in a name other than the name of the holder.

7. CLOSING OF BOOKS. The Company will at no time close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.
8. NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE. Subject to Sections 11 and 12 of this Warrant and the provisions of any other written agreement between the Company and the Holder, prior to the exercise of this Warrant as provided herein, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of Warrant Shares or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, or change of stock to no par value, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights. However, at the time of the exercise of this Warrant pursuant to Section 4 hereof, the Warrant Shares so purchased hereunder shall be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been exercised.
9. LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT; DENOMINATION. In the event that any holder notifies the Company that its Warrant(s) have been lost, stolen or destroyed, then replacement Warrant(s) identical in all respects to the original Warrant(s) (except for any registration number and any adjustments to Exercise Price or the number of Warrant Shares issuable hereunder pursuant hereto, if different than that shown on the original Warrant(s)) shall be delivered to the holder by the Company within five (5) Trading Days, provided that such holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Warrants. This Warrant is exchangeable for an equal aggregate number of Warrants of different denominations, as requested by the holder surrendering the same. No service charge will be made for such registration, replacement, transfer or exchange.
10. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a legal holiday.
11. EFFECT OF CERTAIN EVENTS. The Company shall not consummate a Change in Control Transaction unless the entity resulting from such transaction (if not the Company), or such transferee entity, as the case may be, shall expressly assume, by supplemental agreement reasonably satisfactory in form and substance to the Holder, the due and punctual performance and observance of each and every covenant and condition of this Warrant to be performed and observed by the Company.

12. ADJUSTMENTS OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES.
12.1 STOCK DIVIDENDS, SPLITS, COMBINATIONS AND RECLASSIFICATIONS. If, to the extent not covered by Section 11 above, the Company or any Subsidiary, at any time while this Warrant or any portion thereof is issued, outstanding and unexpired: (A) shall declare or pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including securities convertible into or exchangeable or exercisable for such equity securities) in shares of Common Stock; (B) subdivide outstanding Common Stock into a larger number of shares; (C) combine outstanding Common Stock into a smaller number of shares; or (D) issue any shares of its capital stock in a reclassification of the Common Stock (including without limitation in connection with any merger or consolidation), then the Exercise Price hereunder shall be adjusted by multiplying the Exercise Price by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding after such event. Any adjustment made pursuant to this Section 12(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.
12.2 REORGANIZATION, MERGER OR GOING PRIVATE. In case of any reorganization or any reclassification of the capital stock of the Company or any consolidation or merger of the Company with or into any other corporation or corporations or a sale or transfer of all or substantially all of the assets of the Company to any other person or a “going private” transaction under Rule 13e-3 promulgated pursuant to the Exchange Act, in each case other than a Change in Control Transaction, then, as part of such reorganization, consolidation, merger, or transfer if the holders of shares of Common Stock receive any publicly traded securities as part or all of the consideration for such reorganization, consolidation, merger or sale, then it shall be a condition precedent of any such event or transaction that provision shall be made in a manner reasonably satisfactory to the Holder such that this Warrant shall thereafter be exercisable for such new securities at and exercise price and pricing formula which places the Holder in an economically equivalent position as it would have been if not for such event. In addition to the foregoing, if the holders of shares of Common Stock receive any non-publicly traded securities or other property or cash as part or all of the consideration for such reorganization, consolidation, merger or sale, in each case other than a Change in Control Transaction, then such distribution shall be treated to the extent thereof as a distribution under Section 12(b) above and such Section shall also apply to such distribution.
12.3 INVERSE PROPORTIONAL ADJUSTMENTS TO EXERCISE PRICE AND WARRANT SHARES. In the event of any adjustment in the number of Warrant Shares issuable hereunder upon exercise, the Exercise Price shall be inversely proportionately increased or decreased as the case may be, such that aggregate purchase price for Warrant Shares upon full exercise of this Warrant shall remain the same. Similarly, in the event of any adjustment in the Exercise Price, the number of Warrant Shares issuable hereunder upon exercise shall be inversely proportionately increased or decreased as the case may be, such that aggregate purchase price for Warrant Shares upon full exercise of this Warrant shall remain the same.

13. NOTICES. If:
13.1 the Company shall declare a dividend (or any other distribution) on its Common Stock; or
13.2 the Company shall declare a cash dividend on or a redemption of its Common Stock; or
13.3 the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or
13.4 the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or
13.5 the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company; then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined and/or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up.
14. VOLUNTARY ADJUSTMENT BY THE COMPANY. The Company may at its option, at any time during the term of this Warrant, reduce but not increase the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.
15. NOTICE OF ADJUSTMENT. Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, the Company shall promptly mail by registered or certified mail, return receipt requested, to the holder of this Warrant a notice setting forth the number of Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

16. AUTHORIZED SHARES. The Company covenants that during the period this Warrant is outstanding and exercisable, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any and all purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market or any other domestic securities exchange or market upon which the Common Stock may be listed.
17. EXERCISE LIMITATION.
17.1 Except as expressly provided in this Section 17, the number of shares of Common Stock that may be acquired by the Holder at any time upon exercise of this Warrant shall not: i) exceed a number that when added to the total number of shares of Common Stock which Holder or Holder’s “affiliates” (as defined in Rule 144 of the Securities Act) then own(s) or is/are deemed to beneficially own or that would be aggregated for purposes of determining whether a group under Section 13(d) of the Exchange Act exists (“AGGREGATION PARTIES”), would exceed thirty (35%) of the total issued and outstanding shares of the Common Stock (the “RESTRICTED OWNERSHIP PERCENTAGE”); or ii) under any other circumstances have the effect of causing or enabling a CHANGE IN CONTROL TRANSACTION to occur that would not otherwise occur. For purposes of this Section 17.1, the number of shares Holder beneficially owns or is deemed to beneficially own shall have the meaning described in Rule 13d-3 under the Exchange Act, determined without regard to the 60-day limit on the exercise period, except that the RESTRICTED OWNERSHIP PERCENTAGE shall be deemed to exclude all shares of Common stock concurrently being sold by the Holder and all shares remaining acquirable hereunder or under other CONVERTIBLE SECURITIES then held by the Holder that are expressly subject to the terms of this Section 17.1 and Section 17.2 below.
17.2 The Holder and the Company each agrees that the RESTRICTED OWNERSHIP PERCENTAGE limitations set forth in Section 17.1 shall be applicable for so long as the shares of the Company’s Common Stock are traded in the PRINCIPAL MARKET, and the terms of Section 17.1 above and this Section 17.2 are hereby adopted to be incorporated by reference into the terms of any and all other existing warrants, convertible notes or other securities currently evidencing Holder’s right to acquire unissued shares of Common Stock of the Company. The Company and Holder each acknowledges that the effect of these limitations may be that Holder’s ability fully to exercise this Warrant to purchase shares of Common Stock and/or to exercise conversion or purchase rights under other CONVERTIBLE SECURITIES may depend upon the extent to which Holder’s prior or concurrent sale or other disposition of shares of Common Stock has reduced Holder’s beneficial ownership (or that of AGGREGATION PARTIES) to a level not exceeding the RESTRICTED OWNERSHIP PERCENTAGE.

17.3 The Holder further covenants at all times on each day during which Holder elects to exercise his right to purchase shares of Common Stock hereunder (each such time being referred to as a “COVENANT EVENT “) that Holder will not acquire shares of Common Stock pursuant to any right to acquire such shares hereunder to the extent the number of shares so acquired by such Holder and its Aggregation Parties would exceed the RESTRICTED OWNERSHIP PERCENTAGE. This Section 17.3 controls in the case of any conflict with any other provision of any agreement entered into in connection with Holder’s prior acquisition of any CONVERTIBLE SECURITIES issued by the Company.
17.4 The limitations contained in Sections 17.1, 17.2 and 17.3 above of this Section 17 maybe enforced by the Company as follows: the Company’s obligation to issue Common Stock which would exceed the limits referred to in Sections 17.1, 17.2 and 17.3 of this Section 17 shall be suspended to the extent necessary until such time, if any, as shares of Common Stock may be issued in compliance with such restrictions. If the Holder of the Warrant has remitted funds for the exercise of warrants, and if the limitations of this Section 17 apply on a basis that will require deferral of such exercise in whole or in part as to any such shares by more than ten (10) business days, the Company will promptly notify the Holder of the cancellation of the Holder’s exercise request as to such shares and will return to the Holder of the Warrant any funds corresponding to the shares subject to deferred exercise.
17.5 The Company hereby acknowledges that the Holder may be prevented from fully exercising the Warrant and other CONVERTIBLE SECURITIES covered prior to the EXPIRATION DATE to the extent that: i) the level of Holder’s ownership of Common Stock on the EXERCISE DATE exceeds the RESTRICTED OWNERSHIP PERCENTAGE, and ii) Holder is unable to reduce his ownership of shares of Common Stock as a result of the volume limitations of Rule 144, which restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding or the average weekly trading volume of the Company’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 (“RULE 144 LIMITATIONS”). The Company and Holder agree that if the Holder has sent to the Company at least one Notice of Exercise of the Warrant and/or other CONVERTIBLE SECURITIES made subject to the RESTRICTED OWNERSHIP PERCENTAGE under Section 17.2 hereof to the Company during the twelve months immediately preceding the Expiration Date, to the extent the Holder was not permitted to complete the exercise covered by such Notice(s) solely because of the applicability of the RESTRICTED OWNERSHIP PERCENTAGE and/or RULE 144 LIMITATIONS, then the Holder shall be permitted to continue the process of exercising (or attempting to exercise) this Warrant and/or other CONVERTIBLE SECURITIES for up to an additional eighteen months after the EXPIRATION DATE, but only as to the specific number of shares of Common Stock which the Holder had elected to purchase but was unable to purchase pursuant to such Notice(s) of Exercise.

18. MISCELLANEOUS.
18.1. Holder Not A Shareholder. Except as otherwise specifically provided in this Warrant, prior to the exercise of the Warrant no Holder shall be entitled to any of the rights of a shareholder of the Company, including the right as a shareholder to (a) vote or consent or (b) receive dividends or any other distributions made in respect of Shares.
18.2. Notices. Any notice, demand or delivery to be made pursuant to the provisions of this Warrant shall be in writing and (a) shall be deemed to have been given or made one day after the date sent (i) if by the Company, by prepaid overnight delivery addressed to each Holder at its last known address appearing on the books of the Company maintained for such purpose or (ii) if by a Holder, by prepaid overnight delivery, addressed to the Company at the Company’s address at 5990 Greenwood Plaza Blvd, Suite 390, Greenwood Village, Colorado 80111; and (b) if given by courier or confirmed facsimile transmission shall be deemed to have been made or given when received. Each Holder and the Company may each designate a different address by notice to the other in the manner provided in this §18.2.
18.3. Successors and Assigns. Subject to all conditions and limitations contained herein and to the requirements of applicable law, this Warrant and the rights evidenced by the Warrant shall inure to the benefit of and be binding upon the lawful successors and assigns of the Company and each Holder. The provisions of this Warrant are intended to be for the benefit of the Holder of the Warrant or the Warrant Shares and shall be enforceable by the Holders.
18.4. Actions by Holder; Amendments and Waivers. Any provision of this Warrant may be amended, waived or modified upon the written consent of the Company and the Holder. Any amendment, waiver, modification or consent entered into pursuant to this Section 18.4 shall be effective only in the specific instance and for the specific purpose for which it was given.
18.5. Headings; Severability. The descriptive headings of sections of this Warrant are provided solely for convenience of reference and shall not, for any purpose, be deemed a part of this Warrant. Should any part of the Warrant or this Warrant for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which shall remain in force and effect as if the Warrant and this Warrant had been executed with the invalid portion eliminated. It is the intention of the Company and the Holder that they would have executed and accepted the remaining portion of the Warrant and this Warrant without including in such remaining portion any such part, parts or portion which may, for any reason, be hereafter declared invalid.
18.6. Governing Law. The Warrant and this Warrant and all matters concerning the Warrant and this Warrant shall be governed by the laws of the State of Colorado for contracts entered into and to be performed in such state without regard to principles of conflicts of laws; provided however, that with respect to the Company’s internal corporate matters, the laws of the State of Delaware shall govern.

18.7. Survival of Certain Provisions. Except as otherwise provided, the provisions of this Warrant shall survive the exercise of the Warrant and shall continue in full force and effect following such exercise until all Warrant Shares are no longer restricted securities under the federal securities laws.
18.8. Specific Performance. The Company acknowledges and agrees that the Holders would be damaged irreparably in the event any of the provisions of this Warrant are not performed in accordance with their specific terms or otherwise are breached. Accordingly, the Company agrees that the Holders shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Warrant and to enforce specifically this Warrant and the terms and provisions of this Warrant in any action instituted in any federal or state court in the United States having jurisdiction over the parties and the matter, in addition to any other remedy to which the Holders may be entitled, at law or in equity.
18.9. Consent to Jurisdiction. THE COMPANY HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF DENVER, STATE OF COLORADO AND IRREVOCABLY AGREES THAT, SUBJECT TO THE HOLDER’S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS WARRANT SHALL BE LITIGATED IN SUCH COURTS. THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT. THE COMPANY DESIGNATES AND APPOINTS CHRIS SAPYTA, AND SUCH OTHER PERSON AS MAY HEREAFTER BE SELECTED BY THE COMPANY WHO IRREVOCABLY AGREES IN WRITING TO SO SERVE AS ITS AGENT TO RECEIVE ON ITS BEHALF SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY THE COMPANY TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. A COPY OF ANY SUCH PROCESS SO SERVED SHALL BE MAILED BY THE HOLDER BY REGISTERED MAIL TO THE COMPANY AT ITS ADDRESS PROVIDED IN §12.2 AND SHALL BE DEEMED TO HAVE BEEN RECEIVED BY THE COMPANY FIVE (5) DAYS AFTER BEING SO MAILED. IF ANY AGENT APPOINTED BY THE COMPANY REFUSES TO ACCEPT SERVICE, THE COMPANY HEREBY AGREES THAT SERVICE UPON IT BY MAIL SHALL CONSTITUTE SUFFICIENT NOTICE. NOTHING IN THIS WARRANT SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT OF HOLDER TO BRING PROCEEDINGS AGAINST THE COMPANY IN THE COURTS OF ANY OTHER JURISDICTION.

18.10. Waiver of Jury Trial. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO: (A) THIS WARRANT, OR (B) ANY OTHER PRESENT OR FUTURE INSTRUMENT OR AGREEMENT BETWEEN THE HOLDER AND THE COMPANY; OR (C) ANY CONDUCT, ACTS OR OMISSIONS OF THE COMPANY OR THE HOLDER OR ANY OF THEIR DIRECTORS, MANAGERS, OFFICERS, EMPLOYEES, AGENTS, PARTNERS, REPRESENTATIVES, ATTORNEYS OR ANY OTHER PERSONS AFFILIATED WITH THE COMPANY OR THE HOLDER; IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN TORT OR OTHERWISE. EACH OF THE COMPANY AND THE HOLDER ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS WARRANT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE COMPANY AND THE HOLDER ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS WARRANT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE WARRANT. EACH OF THE COMPANY AND THE HOLDER FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
IN WITNESS WHEREOF, this Warrant has been duly executed as of the day and year first above written.

SMART MOVE, INC.

Chris Sapyta
President

Thomas P. Grainger

ELECTION TO EXERCISE WARRANT
TO: Smart Move, Inc.:
The undersigned registered holder of the Warrant, a true and correct copy of which is attached to this election notice, irrevocably exercises the Warrant and purchases pursuant to such exercise                                          Shares of the Company, makes payment of $                     for such Shares, and requests that the certificates for such Shares be issued in the name of the undersigned holder or its nominee and delivered to such holder at holder’s address on the books of the Company. The undersigned represents as of the date hereof that, after giving effect to the exercise of this Warrant pursuant to this Notice of Exercise, the undersigned will remain in compliance with Section 17.2 of the Warrant and not exceed the “Restricted Ownership Percentage” contained in Section 17.1 of the Warrant.
Entity Name (if applicable):

By:
Name:
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ASSIGNMENT
FOR VALUE RECEIVED, the undersigned registered holder of the Warrant attached to this assignment notice, sells, assigns and transfers unto                                          the Warrant and all rights evidenced by such Warrant and does irrevocably constitute and irrevocably appoints Corporate Stock Transfer, Inc. or other duly appointed transfer agent for the securities as the undersigned’s attorney to transfer such Warrant on the books of the Company.
The undersigned represents as of the date hereof that, after giving effect to all prior exercises of this Warrant pursuant to any Notice of Exercise, the undersigned assignor is in compliance with Section 17.2 of the Warrant and has not exceed the “Restricted Ownership Percentage” contained in Section 17.2 of the Warrant.
Entity Name (if applicable):

By:
Name:
Title:
Date:

Dated:	Print Name of Holder:

(Sign) By:
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